GCA ADVISORS, LLC

FINANCIAL STATEMENT
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

.

GCA ADVISORS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2020

TABLE OF CONTENTS

PUBLIC VERSION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 25TH FLOOR
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON COHEN 415-318-3684

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST WINTTER & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

675 YGNACIO VALLEY RD., STE A200	WALNUT CREEK	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AARON COHEN _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GCA ADVISORS, LLC _____ , as
of DECEMBER 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

_____
CFO
_____
Title

_____   **PLEASE SEE ATTACHED**
Notary Public

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
   of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Cash Flow.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
   consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 25TH day of FEBRUARY , 20 21 , by AARON COHEN

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



JANE NJOKI KANOGO
Notary Public - California
San Francisco County
Commission # 2309139
My Comm. Expires Oct 18, 2023

(Seal)   Signature _Jajou_

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Executive Committee
GCA Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GCA Advisors, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as GCA Advisors, LLC's auditor since 2017.
Walnut Creek, California
February 24, 2021

GCA ADVISORS, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	48,605,122
Accounts receivable, net of allowance of $1,476,241		1,604,175
Due from affiliates		155,553
Deferred tax asset		1,133,139
Prepaid expenses and other assets		556,178
Total assets		52,054,167
Liabilities and Member's Equity		
Accounts payable		190,745
Accrued compensation		10,054,808
Due to affiliates		16,282,174
Deferred revenue		95,834
Other accrued liabilities		1,201,111
Total liabilities		27,824,672
Member's equity		24,229,495
Total liabilities and member's equity	$	52,054,167

The accompanying notes are an integral part of this financial statement.

(1) Organization and Operations

GCA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc. ("the Member"), a Delaware corporation. The Member is a wholly owned subsidiary of GCA Corporation ("GCA Corp."), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer originally registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 24, 2003. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 9, all of the Company's revenues are earned in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) *Fair Value of Financial Instruments*
The carrying amounts of all assets and liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(c) *Use of Estimates and Assumptions*
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Corp.; and the allocation of compensation benefits and other expenses incurred by GCA Savvian, LLC, a subsidiary of the Member on behalf of the Company.

(d) *Cash and Cash Equivalents*
Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. There were no cash equivalents at December 31, 2020.

(e) *Accounts Receivable and Allowance for Doubtful Accounts*
Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Allowances for doubtful accounts are based on specifically identifying accounts that are past due that are deemed by management not likely to be collectible. If amounts become uncollectible, they will be charged to operations when that determination is made.

(2) Summary of Significant Accounting Policies *(continued)*

(e) *Accounts Receivable and Allowance for Doubtful Accounts (continued)*
The allowance for doubtful accounts changed as follows:

Allowance for doubtful accounts, January 1, 2020	$ 485,011
Write offs	(485,011)
Provision for doubtful accounts	1,476,241
Allowance for doubtful accounts, December 31, 2020	$1,476,241

(f) *Income Taxes*
The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of the Member. As the Company's results of operations provide the funding source for payment of the Member's income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by the Member.

Deferred taxes relate to the differences between the basis of certain assets and liabilities for financial and tax reporting. Deferred taxes represent future tax consequences of those differences.

The Company follows the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which the Member is required to file income tax returns, as well as for all open tax years in these jurisdictions. No liabilities for uncertain income tax positions were recorded as of December 31, 2020.

(3) New Accounting Pronouncements

(a) *Recently Adopted Accounting Guidance*

<u>ASU 2016-13 *Financial Instruments – Credit Losses (Topic 326)* ("ASU 2016-13")</u>
In June 2016, the FASB issued ASU 2016-13 which changed the impairment model for most financial assets and requires additional disclosures. The amended guidance requires financial assets that are measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. The Company adopted the new standard on January 1, 2020. The adoption of the standard did not have a material impact on the Company's Financial Statement.

4

GCA ADVISORS, LLC
Notes to Financial Statement
December 31, 2020

(4) Risk Concentrations

The Company places its cash with a well-established financial institution, and, at times, balances may exceed the Federal Deposit Insurance Corporation's ("FDIC") coverage limits of $250,000 during the year. The Company has never experienced any losses related to these balances. As of December 31, 2020, the Company's cash balance exceeded this FDIC limit by $48,360,285.

For the year ended December 31, 2020, 94% of accounts receivable, net of allowance was from one client.

(5) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit-sharing contributions to the plan. During 2020, the Company did not make any profit-sharing contributions to the plan.

(6) Commitments and Contingencies

(a) *Legal Matters*
The Company may be subject to various pending and threatened legal actions, which arise in the natural course of business. Predicting the outcome of a matter is inherently difficult. The Company accrues for estimated loss contingencies related to legal matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss.

In August 2019 a former employee filed a suit against the Company claiming violation of employment and contract law. While the Company believes it has meritorious defenses against the suit, the ultimate resolution of the matter could result in a loss, which has been accrued on its financial statements.

In July 2020 a former employee filed a suit against the Company claiming violation of employment law. While the Company believes it has meritorious defenses against the suit, the ultimate resolution of the matter could result in a loss. As of the issuance of these financial statement the Company is unable to determine if there will be a financial statement impact.

(b) *Net Capital Requirements*
The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $20,780,450 which was $18,925,472 in excess of its net capital requirement of $1,854,978. The Company's percentage of aggregate indebtedness to net capital was 133.90% as of December 31, 2020.

The Company is exempt from the Rule 15c3-3 requirements of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(7) Revenue from Contracts with Customers

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $5,265,447 and $1,604,175 as of January 1, 2020 and December 31, 2020, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers totaled $343,750 and $95,834 as of January 1, 2020 and December 31, 2020, respectively.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs as of December 31, 2020.

(8) Income Taxes

Significant components of the Company's deferred tax balances as of December 31, 2020:

Deferred income tax asset:	
Share-based compensation	$ 512,475
Accrued compensation	518,016
Unrealized gain/loss on exchange rate	(116)
State taxes	102,764
Total deferred income tax asset	$ 1,133,139
Valuation allowance	-
Net deferred income tax asset	$ 1,133,139

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Member is subject to U.S. federal and state income tax examinations by tax authorities for tax years from 2016.

(8) Income Taxes (continued)

The Company does not have any unrecognized tax benefits, or interest and penalties accrued on unrecognized tax benefits at December 31, 2020. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

(9) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an intercompany services agreement.

The Company records a provision for income tax. The amount represents the Company's income tax expense if the Company incurred income tax expense on a standalone basis. The Company made cash distributions to the Member to fund the payment of income taxes owed by the Member, which were less than the amount calculated by the Company on a standalone basis.

The Company and GCA Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company and GCA Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology.

The Company and GCA Altium, a sister company, have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company and GCA Altium allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology.

As of December 31, 2020, the Company had receivables from GCA Corp. of $75,609, and from GCA Altium of $79,944. The Company had outstanding payables at December 31, 2020 of $16,074,098 to GCA Savvian, LLC., and $208,076 to the Member.

The Company is not party to a lease as of December 31, 2020. Rather, the Company is party to an intercompany services agreement with the Member resulting in the allocation of certain occupancy expenses to the Company and such agreement with the Member is renewed annually.

Certain employees of the Company were granted Stock Acquisition Rights ("SAR") in GCA Corp. The SAR were granted in 2016, 2017 and 2018. There was a performance condition that was required to be met before the SAR vest. The performance condition was met in 2018. The SAR is exercisable ratably over four years from grant date. See Note 10.

(10) Share-Based Compensation

In 2015 GCA Corp. created a stock option plan, in which, employees of GCA Corp. and its subsidiaries were eligible to be granted Stock Acquisition Rights (SAR) to purchase GCA Corp. stock. GCA Corp. first granted SAR in March 2016 (RSU-2). There have been additional grants in 2017 (RSU-4) and 2018 (RSU-5). Certain employees were granted SAR, with an exercise price of one Yen per share. The SAR are exercisable ratably over four years from grant date. The SAR are subject to a performance condition, which must be satisfied before any portion of the SAR shall vest and before any SAR can be exercised. In 2018 the performance condition was achieved. During 2020, 25% of each vested RSU grant was exercised, which amounted to 462,752 shares.

The Company's stock-based compensation expense is accounted for in accordance with the provisions issued by the FASB for stock compensation and share- based arrangements.

Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense at the time the performance condition is achieved. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates the fair value of each option award on the date of grant based on GCA Corp.'s publicly traded stock price at the close of business. GCA Corp.'s stock is traded on the Tokyo Stock Exchange, First Section (code 2174).

In March 2016, GCA Corp. granted 1,035,000 SAR to employees of the Company. In May 2017, GCA Corp. granted 686,473 SAR to employees of the Company. In July 2018, GCA Corp. granted 396,936 SAR to employees of the Company. A total of 2,118,409 SAR were granted to employees of the Company as of December 31, 2020. As of December 31, 2020, 230,899 of SAR granted have been forfeited. Share-based compensation is allocated to the Company for employees of GCA Savvian, LLC along with other compensation.

The following is an analysis of exercisable SAR as of December 31, 2020:

	Number of SAR	Weighted Average Exercise Price
Exercisable SAR:		
Balance on December 31, 2019	788,981	$ 0.01
Grant	-	$ 0.01
Exercised	(462,752)	-
Forfeited	-	$ 0.01
Balance on December 31, 2020	326,229	$ 0.01

Since there is no service/employment condition to vesting, all SAR are vested upon achievement of the performance condition, which was achieved in 2018. Therefore, there are no nonvested SAR as of December 31, 2020. All SAR are subject to an exercise schedule, which are exercisable, upon vesting, ratably over four years from grant date.

(11) Risks and Uncertainties

The Global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

(12) Subsequent Events

The Company has evaluated subsequent events through February 24, 2021, the date the accompanying financial statements were issued, and has determined there are no matters requiring disclosure.